EXHIBIT 99.1

GAMMON LAKE RESOURCES INC.

ANNUAL INFORMATION FORM

December 15, 2003

GAMMON LAKE RESOURCES INC.
(the “Corporation”)

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ANNUAL INFORMATION FORM	4

ITEM 1: CORPORATE STRUCTURE	4

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS	4

ITEM 3: NARRATIVE DESCRIPTON OF THE BUSINESS	5

DESCRIPTION OF THE CORPORATION'S EXPLORATION PROJECTS	5
Ocampo Project	5
General	5
Soyopa Joint Venture	5
Minera Fuerte Joint Venture	6
Bolnisi Earn-In Agreement	6
Bolnisi Termination Agreement	7
Property Description and Location	7
Accessibility, Climate, Local Resources, Infrastructure and Physiography	8
History	9
Geology and Mineralization	9
Deposit Model	10
Gold and Silver Mineralization	10
Exploration	11
Metallurgy	12
2001 Resource Estimate	14
Data Collaboration	16
2003 Resource Estimate	17
Check Assay Program	17
Geotechnical Studies	18
Process Design Work	18
Economic Assessment and Engineering Study by Pincock, Allen & Holt	18
Northeast Ocampo Scoping Study 2003	20

Santa Maria and La Cuesta Claims	22
Location and Access	22
Geology	22
Current Exploration Results	22
Investment in Mexgold Resources Inc.	23

RISKS AND UNCERTAINTIES	23
No History of Profitability	24
Exploration Stage Corporation	24
Foreign Operations	24
Government Regulations	24
Market Fluctuation and Commercial Quantities	25
Mining Risks and Insurance	25
Environmental Protection	25
Capital Investment	25
Conflicts of Interest	26
Dependence on Key Personnel	26
Lack of Active Market	26

Currency	26
Dividends	26
Competition	26

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION	27
ANNUAL INFORMATION	27
QUARTERLY INFORMATION	27
DIVIDEND RECORD AND POLICY	28

ITEM 5: MANAGEMENT'S DISCUSSION AND ANALYSIS	28
OVERVIEW	28
DESCRIPTION OF BUSINESS	28
RESULTS OF OPERATIONS	28
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	30
DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP	31
OUTLOOK	31

ITEM 6: MARKET FOR SECURITIES	33

ITEM 7: OFFICERS AND DIRECTORS	33

ITEM 8: ADDITIONAL INFORMATION	35

ANNUAL INFORMATION FORM

for the twelve months ended July 31, 2002
containing information as at November 8, 2002

ITEM 1:  CORPORATE STRUCTURE

        Gammon Lake Resources Inc. (the “Corporation”) was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.”. In 1990, the Corporation became the subject of a cease trade order issued by the Quebec Securities Commission for failure to file interim financial statements. In 1998, the cease trade order was revoked and the Corporation was reactivated through a series of reorganization transactions (the “Reorganization Transactions”) which included the acquisition of all of the issued and outstanding securities of “Gammon Lake Resources Incorporated”, a company with mineral exploration interests in the State of Chihuahua, Mexico and the Province of Nova Scotia, in exchange for securities of the Corporation on a one-for-one basis. As part of these transactions, the Corporation also changed its name to its current form of name, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis immediately before the acquisition of Gammon Lake Resources Incorporated.

        The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7. The Corporation’s principal office is located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5.

        The Corporation has the following direct and indirect wholly-owned subsidiaries:

Name of Subsidiary(1)	Jurisdiction of Incorporation of Organization	Percentage Owned	Nature of Business	Markets on which Publicly Traded

Gammon Lake Resources (N.S.)	Nova Scotia	100% (direct)	Operating company for	N/A
Inc. ("Gammon Lake Nova Scotia")			the Corporation's
Canadian properties.

Gammon Lake de Mexico S.A. de	Mexico	100% (indirect)	Operating company for	N/A
C.V. ("Gammon Lake Mexico")			the Corporation's
Mexican properties

Gammon Lake Resources (Barbados)	Barbados	100% (direct)	Holding company for	N/A
Inc. ("Gammon Lake Barbados")			Gammon Lake Mexico

Notes: (1) All of the subsidiaries are sometimes referred to together herein as the "Corporation" .

ITEM 2:  GENERAL DEVELOPMENT OF THE BUSINESS

        The Corporation is a mineral exploration company which is currently engaged in the exploration for gold and silver deposits in the State of Chihuahua, Mexico.

        The Corporation's mineral interests in the State of Chihuahua, Mexico are comprised of 34 mining titles covering an area of approximately 2,541 hectares in the municipality of Ocampo in which the Corporation has a 100% interest with certain property payment obligations and another 9 mining titles in the municipality of Ocampo in which the Corporation has a 100% interest with no property payment obligations for a total of 43 mining titles encompassing approximately 3,500 hectares (collectively, the "Ocampo Project"), as well as a 100% interest and a 90% interest, respectively, in two mineral claims located in the municipality of Chinipas and covering an area of approximately 150 hectares and 40 hectares, respectively (the "La Cuesta Claim" and the Santa Maria Claim").

        The Corporation primary focus at this time is on the mining titles comprising the Ocampo Project. The Corporation either owns or has an option to purchase an interest in all such mining titles without any residual royalties.

ITEM 3:  NARRATIVE DESCRIPTION OF THE BUSINESS

Description of the Corporation's Exploration Projects

        Certain portions of this section, particularly as they relate to the descriptions of the geology, mineralization, resource audit and feasibility study plans of the Corporation's exploration projects are derived from a report dated April 8, 2002, prepared by Pincock Allen & Holt, Consulting Geologists ("PAH") entitled, "Ocampo Gold-Silver Project Preliminary Assessment Chihuahua Mexico Technical Report" (the "PAH Report"). The author of the PAH Report has made a site visit to examine the geology and exploration work carried out on the exploration properties of the Corporation. The PAH Report embodies work completed by the Corporation as at the date of the PAH Report which includes updates of the results detailed in earlier technical reports. This Annual Information Form reports on information contained in the PAH Report as well as technical work completed subsequent to the PAH Report. Where appropriate, references are made to the earlier technical reports completed prior to the PAH Report.

1.  Ocampo Project

        General

        The Ocampo Mining District is located in the Sierra Madre Occidental province. The Sierra Madre is host to one of the largest epithermal precious metal metallogenic provinces and includes some of the well-known gold-silver producing mining districts in Mexico, such as Concheno, Ocampo, Batopilas, San Dimas-Tayoltita, Topia, Guanacevi, Bacis and recent discoveries of multi-million ounce deposits like Placer Dome's Mulatos, Penole's Penos Altos and Francisco Gold's El Sauzal.

Soyopa Joint Venture

        Pursuant to the terms of an option and joint venture agreement dated March 1, 2000 (the "Soyopa Joint Venture Agreement"), as amended by an option buy-out agreement dated August 17, 2000 (the "Soyopa Option Buy-Out Agreement") and further amending agreements dated April 24, 2001, September 27, 2001 and November 24, 2001, respectively (the "Soyopa Amending Agreements"), entered into between the Corporation and Minerales de Soyopa, S.A. de C.V. ("Soyopa"), the Corporation has acquired 17 mining claims covering an area of approximately 2,064 hectares in the municipality of Ocampo in the southwestern area of the State of Chihuahua, Mexico. In accordance with the terms of the agreements, the Corporation has made the following payments, share issuance and exploration expenditures: (i) U.S. $500,000 payment on March 31, 2000; (ii) U.S. $250,000 payment on February 1, 2001; (iii) U.S. $100,000 on November 24, 2001; (iv) 5,000,000 Common Shares issued at a deemed value of Cdn. $2,600,000 ($0.52 per share) on November 24, 2001; (v) U.S. $100,000 on exploration prior to May 31, 2000; and (vi) U.S. $125,000 payment on May 23, 2002. The Corporation is also required to make an additional payment of U.S. $7,000,000 in two separate installments of U.S. $3,500,000 on or before November 23, 2006 and U.S. $3,500,000 on or before November 23, 2007, except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of

U.S. $7,000,000 shall be due and owing immediately. In a related arm's length agreement with Compania Minera Global S.A. de C.V. ("Minera Global") dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Option Buy-Out Agreement, a balance of U.S. $1,000,000 is due to Minera Global upon the sale of the Ocampo Project. See "Risks and Uncertainties - Capital Investment".

Minera Fuerte Joint Venture

        Pursuant to the terms of an option and joint venture agreement dated January 6, 1999 (the "Minera Fuerte Joint Venture Agreement", as amended by agreements dated December 2, 1999 and March 5, 2001 (the "Minera Fuerte Amending Agreements"), entered into between the Corporation and Minera Fuerte Mayo, S.A. de C.V. ("Minera Fuerte"), the Corporation acquired a 60% interest in and formed a joint venture on, a producing gold and silver mineral property located in the municipality of Ocampo, in the southwestern area of the State of Chihuahua, Mexico. The property is comprised of 17 mining claims and covers a total area of approximately 477 hectares in the northern, western and central parts of the Ocampo Mining District.

        In accordance with the terms of the Minera Fuerte Joint Venture Agreement, the Corporation completed an exploration and mine development program of U.S. $200,000, which was required to be completed on or before July 6, 1999. During the option phase, the Corporation paid to Minera Fuerte the amount of U.S. $50,000 on execution of the agreement and the amounts of U.S. $30,000 on February 15, 1999 and U.S. $170,000 on June 6, 1999, respectively. Under the terms of the agreement, 500,000 Common Shares were issued to Minera Fuerte effective June 6, 1999 and a payment in the amount of U.S. $309,500 were made to Minera Fuerte effective December 23, 1999.

        Upon completion of the option phase, which expired on June 6, 1999, the Corporation acquired its 60% interest in the property and elected to form a joint venture with Minera Fuerte, with the Corporation participating as to 60% and Minera Fuerte participating as to 40%. Under the terms of the joint venture, the Corporation is the operator of the property and 100% of the sales from production on the property may be applied to the cash payments due to Minera Fuerte in the joint venture stage. Pursuant to the terms of the agreement, a total of 2,000,000 Common Shares of the Corporation were issued to Minera Fuerte as follows: (i) 500,000 Common Shares on December 6, 1999; (ii) 500,000 Common Shares on July 6, 2000; and (iii) 1,000,000 Common Shares on January 6, 2001. In addition, the Corporation made a total of U.S. $288,474 in monthly payments to Minera Fuerte, and a lump sum payment of U.S.$199,500 on February 1, 2000. Under the terms of the agreement, a balance of U.S. $211,526 is due to Minera Fuerte upon the sale of the Ocampo Project.

        Pursuant to an agreement dated March 31, 1999 (the "Minera Fuerte Option Buy-Out Agreement"), entered into between the Corporation and Minera Fuerte, the Corporation has the right to acquire the 40% interest of Minera Fuerte in the Minera Fuerte Joint Venture Agreement for a sum equal to U.S. $5.00 per ounce of gold and gold equivalent in the category of "Proven Ore". For purposes of the foregoing, the Minera Fuerte Option Buy-Out Agreement provides that the determination of "Proven Ore" shall be made pursuant to a feasibility report prepared by an independent third party consulting firm of international repute which is acceptable to the Corporation and Minera Fuerte. The buy-out may not occur until (a) all cash and share payments to Minera Fuerte prescribed by the Minera Fuerte Joint Venture Agreement have been made, and (b) the Corporation has incurred at least Cdn. $ 1.0 million in exploration expenditures or completed at least 5,000 metres of drilling on the property. See "Risks and Uncertainties - Capital Investment".

Bolnisi Earn-In Agreement

        On March 25, 2002, the Corporation entered into an Earn-In Agreement (the "Earn-In Agreement") with Bolnisi Gold NL ("Bolnisi") with respect to the Plaza de Gallos, Refugio,

Conico, Picacho and La Estrella concessions forming part of the Ocampo Project. Under the terms of the agreement, Bolnisi will complete the Corporation's ongoing Feasibility Study and will place the project into production, at its own expense, at a rate of not less than 1.25 million tones of ore processed per year. In addition, Bolnisi has agreed to pay to the Corporation the sum of $30,000 per month until the project has attained the agreed rate of production. If the agreed rate of production is not attained within a period of eighteen months of the due diligence period, Bolnisi will pay a penalty of $100,000 per month to the Corporation, and if such rate of production is not attained within twenty-four months of the due diligence period, the Corporation will retain 100% ownership of the concessions. Upon the agreed production levels being attained, Bolnisi will earn a 60% interest in the concessions covered by the agreement. Under the terms of the Earn-In Agreement, Bolnisi was also granted a right of first refusal for the development of the remaining Ocampo concessions in which the Corporation has retained a 100% ownership interest, with the Corporation reserving the right to develop the concessions on its own. In addition, all payments required to be made to Soyopa to complete the Corporation's acquisition of Soyopa's concessions at Ocampo will be shared 60% by Bolnisi and 40% by the Corporation.

Bolnisi Termination Agreement

        On November 6, 2003, the Corporation entered into an agreement with Bolnisi and its 100%-owned Mexican subsidiary to terminate all previous agreements between the companies. In return for terminating Bolnisi's right to earn a 60% interest in the Ocampo project, the Corporation agreed to pay $USD 5,000,000. Bolnisi also agreed to deliver all technical reports and information related to the Ocampo project in its possession.

Property Description and Location

        The Corporation's Ocampo Project is located in the Municipality of Ocampo, State of Chihuahua, Mexico and consists of 41 mining titles encompassing 3,495.10 net hectares. The Corporation either currently owns or has an option to purchase a 100% interest in all the mining titles without any residual royalties. Some of the Corporation's concessions comprising the Ocampo Project are also subject to the Earn-In Agreement with Bolnisi in which Bolnisi has the right to acquire 60% of the concessions upon bringing the concessions to an agreed rate of production. See "Bolnisi Earn-In Agreement", Minera Fuerte Joint Venture", and "Soyopa Joint Venture". A location map is presented at the beginning of this prospectus, and the following table lists the titles and their size.

Ocampo Project - Listings of Claims

Claim	Map Number	Title Number	Size (hectares)

El Penol*	1	214321	7.78
El Rayo	2	160307	12.00
Santo Nino	3	189284	19.34
La Resurreccion	4	185243	37.59
La Escalera	5	218971	19.02
Maria	6	195211	8.52
La Gloria	7	168685	108.00
San Amado	8	147733	46.28
El Mastuerzo	9	150528	9.00
Nuevo Jesus Maria y Jose	10	151997	13.69
Cubiro	11	153207	7.03
San Martin	12	155698	17.37
El Rayo	13	155697	20.73

Balvanera	14	192789	6.45
Mirasol	15	161866	10.00
La Fe*	16	212201	39.00
La Estrella	17	147793	9.00
Santa Ana	18	165663	14.26
El Provenir	19	212992	14.78
Alejandra	20	213422	469.87
Alejandra Uno	21	213423	505.67
Alma Fracc II	22	214374	.92
Alma Fracc III	23	214375	4.00
El Hueco	24	189226	2.21
Santa Juliana	25	170141	10.10
Rosario de Oro	26	170142	8.00
Belen	27	170143	16.00
Lluvia de Oro	28	170144	100.00
San Ramon	29	170145	16.00
Estanislao	30	170146	5.66
Candelaria	31	170147	3.99
Altagracia	32	170148	12.00
San Jose del Picacho	33	170149	4.59
Matulera	34	170150	9.47
San Jose y San Juan	35	170151	24.74
Belgrado	36	170152	7.28
Ampliacion de Altagracia	37	170153	10.00
Kristal	38	204194	1,657.92
San Juan	39	191736	53.91
La Olvidada	40	192048	105.00
Buenos Aires*	41	212551	19.68
Diez Mayo	42	213571	23.79
El Faro	43	217082	4.46

Total net hectares			3495.10

* The issuance of exploitation concessions for El Pe&ntidle;ol, Buenos Aires and La Fe mining claims is in progress.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

        The Ocampo Gold Silver Project is located at approximate Latitude 28º 12’ 30” and Longitude of 108º 25’ 00". The project is 310 road kilometers west northwest of the state capital, Chihuahuia. Access to the project is via Federal Highway 16, a major transportation route across the Sierra Madre, to Cahuisori followed by 27 kilometres of government maintained gravel road to the project area

        The project is located in the Sierra Madre Occidental physiographic province, near the eastern edge of the Barranca (canyon) country, with project elevations ranging between 2,200 and 1,500 metres in elevation. The climate is temperate with cool winters and mild summers. Average annual precipitation is approximately 800 mm, mainly during the summer monsoon season. Vegetation consists of pine and mixed pine and deciduous forest.

        The nearest town, Ocampo, is located at the eastern edge of the project area and has an estimated population of 500 people. Ocampo is the seat of the areas Municipal Government. An adequate work force, familiar with mining, is present. Mining and forestry are the major industries in the area. Ocampo has electric power from the national electrical grid.

History

        The Ocampo mining district was discovered in 1804. The two principle periods of production were in the 1830‘s and 40‘s and between 1880 and 1912. By 1912, Robert Linton, the chief engineer of Sierra Consolidated Mines Company, estimated the total production of the Ocampo district up to this time had exceeded a value of U.S. $100,000,000 in gold and silver. Shortly there after mining operations were curtailed due to the Mexican Revolution

        Following the end of the Mexican Revolution in 1918, small mining operations resumed on a sporadic basis, hindered by a lack of capital and transportation difficulties. The district under went a moderate revival in the late 1930‘s with the rise in official US gold price.

        In the 1980s, the Consejo de Resources Minerales, an agency of the federal government, financed the construction of a nominal 200 tonne a day mill equipped with a flotation circuit. This mill is currently operating on an irregular basis, processing production from small operation mining operations in the general area when available.

        In 1997 Mogul Mining NL entered into a joint venture with Soyopa. Mogul Mining completed reverse circulation drilling programs in 1997 and 1998 and undertook a district scale mapping and sampling program focusing on the western portion of the district.

        In 1999, Augusta Resources Corporation entered into an agreement to acquire the interest of Mogul Mining in the project, and drilled 11 reverse circulation holes and deepened one existing hole. Mogul Mining and Augusta relinquished their interest in the joint venture in late 1999.

        In 1999, the Corporation, through its Mexican subsidiary, acquired an option to purchase 17 claims in the northern portion of the district. See “Minera Fuerte Joint Venture”. In early 2000, the Corporation entered into a joint venture agreement with Soyopa. See “Soyopa Joint Venture”. This agreement effectively consolidated the entire Ocampo district for the first time. Since that time, the Corporation has executed a series of purchase options, which will allow it to acquire a 100% ownership interest in the joint venture land holdings.

Geology and Mineralization

        (a)    Geology

        The Ocampo project is located within the Sierra Madre Occidental Metallogenic Province. This province extends from southwestern Mexico to the Arizona border with the United States and is host to a multitude of precious and/or base metal deposits.

        The oldest rocks in the general Ocampo region are Triassic to Cretaceous sediments and volcanics, or their metamorphosed counter parts, found in isolated erosional windows.

        During the Tertiary the area was the site of intense volcanic activity, producing a thick sequence of volcanic flows, tuffs, agglomerates and related intrusives of andesitic to rhyolitic composition. The volcanic stratigraphy of the Sierra Madre Occidental has been broken into two main units; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG).

        The LVG rocks are dominant in the immediate project area and consist predominantly of massive andesitic to rhyolitic flows, tuffs, agglomerates and volcaniclastics. The LVG hosts the majority of the Au-Ag deposits exploited in the Sierra Madras to date in the area.

        The overlying UVG rocks are predominantly felsic ignimbrites, tuffs, flows and volcanoclastics. Intrusive dikes cut all rock types.

        The regional structural fabric has a general northwest trend. The LVG rocks are structurally more complex, with the overlying UVG being comparatively undeformed. Within the immediate project area the structural regime can be broken into two discrete areas; the PGR Trend and the Ocampo Northeast Project area.

        The WNW striking PGR Trend extends from Altagracias in the southeast to beyond La Estrella in the west. The PGR Trend consists of a series of NW trending faults cross cut by WNW trending structures and is over 5 kilometers in overall length. Individual deposits within the PGR, from east to west, are Picacho, Plaza de Gallos, Refugio, Conico and La Estrella. This setting suggests that the PGR trend might be a NW trending, district scale, sigmoid loop structural complex.

        The Ocampo Northeast Project area consists of numerous northwest trending faults cut by north to northeast trending faults, which produce a rhombohederal structural pattern of horst and grabens. Structural off set is relatively minor. Major mineralized structures include Brenda, JM, La Zorra-Resureccion, Aventurero-Guaymas, San Juan-Belen, Maria and Santa Julianna.

        Geological studies have documented six major periods of deformation that were produced by a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics. Both dip-slip and strike-slip movement accompanied each phase of structural deformation. There are currently in excess of 27 kilometers of identified mineralized structures.

Deposit Model

        Ocampo is a classic gold-silver epithermal district. Based on mineralogy and alteration, gold-silver mineralization in the PGR Trend and the Ocampo Northeast Project Area is of the low-sulphidation, quartz-adularia type. This system contains quartz vein stockworks, and breccias carrying gold, silver, electrum, argentite and pyrite with lesser and variable amounts of base metal sulfides deposited in a high-level (epizonal) to near surface environment. The northwest portion of the Property hosts historic mines and prospects in a high-sulphidation, quartz-enargite type system.

        Examples of low-sulphidation systems are Tayolita (recently purchased by Wheaton River), Bacis and La Ceinagua in the state of Durango. Pinos Altos and Dolores, both in the state of Chihuahua, are currently under development. Examples of high-sulphidation systems in the development stages are Mulatos (Sonora), El Sauzal (Chihuahua) and Metates (Durango).

Gold and Silver Mineralization

        Epithermal gold-silver mineralization in the Ocampo mining district is structurally controlled. Ore grade mineralization is hosted in N, WNW, NW, NE and EW striking structures. Within the PGR Trend, the WNW trending structural zone from Plaza de Gallos to La Estrella has been the most productive, followed by the NW striking Picacho structure. In the Ocampo Northeast Project Area Area, the greatest production has been derived from the northerly striking Belen-San Juan and San Jose structures and the NE striking Santa Julian structure.

        Andesitic agglomerates host the majority of the deposits found to date. This is believed to be a function of exposed mineralization as opposed to the agglomerate being the preferred host rock.

        Structures hosting potentially economic gold and silver mineralization are composed of a core of quartz breccia surrounded by varying degrees of quartz stockworks and silification. In some areas, such as Plaza de Gallos and Refugio, this mineralization can exceed 50 metres in true thickness. An argillized halo is often present surrounding silicified structures.

        Hydrothermal mineralization was episodic and accompanied by structural movement. While gold and silver mineralization is associated with quartz, not all quartz contains precious metals. Work completed to date indicates that while quartz deposition accompanied all six phases of structural deformation, gold and silver were deposited during the fifth and sixth deformation events.

        Precious metal mineralization consists of electrum, native silver and argentite. Gold and silver are of near equal economic importance at Ocampo. The gold to silver ratio varies somewhat throughout the district but overall is on the order of 1 to 40. The base metals have no economic importance and there does not appear to be an increase in concentration at depth.

        Gold-silver mineralization is present over an elevation range of at least 700 metres. The lowest known productive levels of the Santa Juliana mine are at an elevation of approximately 1,400 metres and the outcrop of the highest point of mineralization at Plaza de Gallos is approximately 2,150 metres. Other districts that contain similar elevational thickness are the Comstock in Nevada, and Tayoltita and Guanajuato in Mexico.

Exploration

        (a)    General

        The Corporation initiated its exploration program in 1999, and by the end of the year had completed geological mapping, sampling, limited underground test mining from historical workings in the Brenda area, and the drilling of 50 core holes totalling about 3,500 metres in the NE Area.

        During 2000, the Corporation conducted more detailed surface geological mapping, sampling, trenching and road building. A large RC and core drilling program was also completed, totaling approximately 180 holes. The company also obtained the Mogul and Augusta Drill Hole data base of 70 reverse circulation holes.

        During 2000 and 2001, underground mapping and sampling of accessible workings was under taken along with the driving of an exploration drift. Ten additional exploration holes were drilled in 2001.

        In 2002 Bolnisi Gold NL, under its earn in agreement has completed 96 drill holes as of November 8, 2002 with in the Joint Venture Project Area, along with metallurgical testing and process design work. Bolnisi’s program is currently on going and a completed feasibility study is expected shortly.

        In 2002, Gammon Lake 13 holes had been completed in the Northeast Area totaling 4,064 meters. As of July 31,2003 Gammon had completed a total of approximately 30,200 meters in 78 additional drill holes is the 100% owned Northeast Ocampo project area.

        Exploration to date shows that the Ocampo area is host to a very large, hydrothermal system containing over 27 kilometers of mineralized structures.

        (b)    Drilling

        The following tabulates drilling totals as of November 8, 2003

Company	Number of Drill Holes	Total Meters Drilled

Gammon Lake Resources	347	66,138
Mogul Mining NL	59	6,451
Augusta Resource Corp.	11	1,561
Bolnisi Gold NL	159	15843

Total to November 8, 2002	576	89,993

        Drilling and sampling procedures have been conducted according to accepted industry practices. Reverse circulation sampling interval has been 1.524 or 1.5 meters depending on the type of drill pipe used. Core sampling interval was generally 4.5, 1.5, or 1 meters. Some of the deeper holes were pre collared with reverse circulation and completed with core.

        Aside from the initial exploration holes, drill spacing was based on a nominal 50 meter with holes on section lines at a nominal 25 meter spacing. In fill drilling on nominal 25 meter fence line spacing has been completed portions of the Plaza de Gallos, Refugio, Conico and Brenda deposits. Deep drilling currently being undertaken by the Corporation in the Ocampo Northeast Project Area is a nominal 100 meter spacing on section with spacing on section varying from 100 meters to 25 meters. Angle holes were drilled when ever logistically possible in order to assess true width of the mineralized structures.

        Downhole surveying was completed on a majority of the core holes including re-entered reverse circulation drill holes. Surveying revealed no significant systematic deviation in the direction of holes aside from an overall steeping of angle holes with depth.

        (c)    Underground Workings and Surface Sampling

        Gammon Lake has gained access to historic underground workings in the Plaza de Gallos, Belen, San Juan-Balvanera, Brenda, San Amado, La-Zorra-Resurreccion and Santa Juliana mine areas. Limited surveying, mapping and sampling has been completed to date. During the 2000 and 2001 drill programs old workings were cleaned and drill stations constructed for the 14 underground drill holes completed to date. Approximately 200 meters of drifts were driven in conjunction with this work. Presently, small-scale mining by a sub-lessor is taking place at Santa Juliana.

        Over sixty five surface sample lines, totalling approximately 6,500 metres have been chip-sampled. These lines were sampled across road exposures, available outcrop and sub-crop or hand excavated trenches. Individual sample length was generally 3 meters. Due to the availability of road cuts and/or outcrop, surface sample lines are not necessarily continuous or located transverse to mineralized structures. The sample lines were surveyed by tape and compass.

Metallurgy

        Four bulk samples ware taken by the Corporation between March and May, 1999 from underground working in the Brenda and Balvanera underground workings. Mining widths were approximately 2 metres. The material was processed at the Ocampo custom flotation mill and the concentrates were sold to Penoles. The following table summarizes the results of this work.

Underground Bulk Sample Flotation Recoveries

Sample	Tonnes Mined	Au	Ag	Recovery%

		(g/t)	(g/t)	Au	Ag

1	322.7	5.6	144	86	76
2	571.9	6.4	204	86	75
3	309.7	9.4	417	86	77
4	370.0	8.6	405	92	81

Totals	1,574.3	7.3	281	87	77

        Cyanide amenability tests have been conducted by the Corporation and it predecessors. Additional work by Bolnisi in ongoing and is discussed separately. Prior to Bolnisi entering in to the earn-in agreement 48 bottle tests had been completed on composite samples derived from drill holes, underground workings and surface cuts. Grind size was 80% -200 mesh. The following details the results of that work.

Area	Tests	Recovery

		% Au	% Ag

Picacho	6	97	86
Plaza de Gallos	13	96	90
Refugio	14	97	88
Conico	10	97	85
Brenda	2	97	88
Aventurero*	2	97	74
Deep San Juan	1	97	88
Total	97	86

* The Aventurero sample returned 98% gold recovery and 84% silver recovery when run at slightly higher cyanide levels.

        During 2001 and 2002 Kappes, Cassiday & Associates ran a total of 14 column tests. Six flooded column tests were completed in 2001 and 8 standard column tests were completed in 2002. The following tabulates the results of the column work completed to date.

Area	Size	Number of	Recovery		Average Leach
	(mm)	Columns	% Au	% Ag	Period

Plaza de Gallos	45	1	65	30	76
	9.5	1	85	72	143
	4.5	1	92	69	128
	1.7	2	91	80	123

Refugio	45	1	74	16	76
	9.5	1	91	54	143
	4.5	1	90	74	141
	1.7	2	94	78	142

Conico	4.5	1	95	70	140
	1.7	1	98	80	140

Picacho	4.5	1	93	37	140
	1.7	1	97	52	140

Silver recoreries in all the test were still increasing when column leaching was stopped.

        The metallurgical results to date indicate that high recoveries are possible using conventional gold ore processing practices. The test work results indicate that processing with a conventional milling operation, utilizing either flotation or cyanide extraction, or by heap leaching will yield good recoveries of both gold and silver

2001 Resource Estimate

        A cross sectional resource estimate was prepared by the Corporation using standard estimation techniques and audited by Watts, Griffis and McOuat (“WGM”), of Toronto, Canada, in 2001. This work utilized data generated prior to January 2001. The report entitled, “Project Update and Feasibility Study Plan of the Ocampo Gold Silver Project, Mexico for Gammon Lake Resources Inc.”, is available on the web at www.sedar.com .

        WGM classified the blocks as measured or indicated in conformity with the final version of National Instrument 43-101 (“NI 43-101”), which came into effect on February 1, 2001. WGM followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (the “CIM Standards”) in arriving at its classifications

        The information used for resource estimation consists of collar locations, down hole surveys, raw assays, lithological and structural data. Some of the holes that did not intersect a main mineralized zone or were isolated exploration holes were not used for the modeling and resource estimation. The previously discussed sample line assay results were used to aid in the projection of the zones to surface; however, they were not used in the grade estimation procedures.

        Classical statistics were calculated and population distribution plots were created for the raw (mostly 1.5 metre intervals) Au and Ag assays for the RC and core drill holes. The following table summarizes the results.

Classical Statistics for Raw Assays (at a cutoff of Au and Ag equating to 0.50 g/t Eq. Au)

	Number of Samples	Arithmetic Mean	Standard Deviation	Maximum Assay	Coefficient Of Variation

Au at a 0.30 cutoff	2,824	1.72	3.6	70.13	2.1

Ag at a 10 g/t cutoff	3,132	68	156.7	3020	2.3

        The co-efficient of variation is low for both Au and Ag, giving additional confidence that the grade distribution is robust and the sample population is adequate so as not to introduce any major bias. WGM reviewed the statistics and cumulative frequency and probability plots of the raw assays and decided that cutting of high grades was not warranted.

        Cross section for the resource calculation were constructed based on the drill hole fence lines. Mineralized boundaries were digitized by the on cross sections using local geologic control. An external cutoff grade of 0.50 g/t eAu was used for zone definitions. Equivalent Au was defined at a 50:1 (Ag:Au) ratio, using a gold price of $260/oz and a silver price of $5.20/oz. A minimum interval length of 2 samples (3.0 metres) was required to produce an intersection that could be used to define a resource block. Up to 3 samples (4.6 m) of internal waste could be incorporated into the composite, as long as the next sample was above 0.50 g/t Eq. Au and the block grade exceeded the 0.50 g/t cutoff. Intercept (block) grades for each drillhole were calculated as a length weighted average.

        The digitized cross sectional outlines were divided into mineralized blocks, projecting half the distance to adjacent drill holes on each section and between sections. Intercepts below cutoff, or that did not meet the minimum length criteria, were used to assure zone continuity and geometry, but were not used in the resource estimate.

        Areas of the blocks were determined and multiplied by the width of the block (i.e., the distance between sections) and an average specific gravity of 2.5 (for all rock types) to estimate tonnage. Tonnages and grades were estimated for each mineralized block on each section and tabulated.

        WGM classified the blocks according to NI 43-101/CIM Standards. Blocks that were projected 25 metres or less from any drill hole between cross sections and had data support on all four sides were categorized as a Measured Resource. Dip projections of these blocks were generally limited to 25 metres. In some instances, dip projections of up to 50 metres were allowed if deeper drilling on adjacent sections supported the blocks. The average total width of the blocks for the Measured Resources was 39 metres.

        Indicated Resources were projected up to a maximum of 50 metres from a drill hole and were generally defined as blocks that had support on three sides or less or were at the open end of the zone in terms of the drilling pattern. The open end of a zone could be either the strike or down dip extension of the mineralization. The average total width of the blocks for the Indicated Resources was 60 metres.

        The Measured and Indicated Resources as audited by WGM are summarized in the table below.

Measured and Indicated Resources

Zone and Catetory	Tonnes	Grade			Contained Ounces
		Au (g/t)	Ag (g/t)	Eq. Au (g/t)*	Au	Ag	Eq. Au*

Measured Resources
Conico	819,000	1.39	54	2.47	36,600	1,427,900	65,200
Brenda	190,000	1.37	103	3.43	8,400	631,400	21,000
La Zorra	101,000	1.60	95	3.49	5,200	306,600	11,300
Picacho	1,493,000	1.34	73	2.80	64,200	3,506,500	134,300
Refugio	3,270,000	1.46	67	2.80	153,500	7,062,000	294,700
Plaza de Gallos	1,798,000	1.32	64	2.61	76,500	3,710,200	150,700

Total Measured Resources	7,671,000	1.40	67	2.75	344,400	16,644,600	677,200

Indicated Resources
Conico	3,206,000	1.26	12	1.51	129,600	1,284,200	155,300
Brenda	258,000	1.24	56	2.36	10,300	463,000	19,600
La Zorra	191,000	1.27	66	2.58	7,800	402,800	15,900
Picacho	2,937,000	1.23	58	2.38	116,100	5,434,000	224,800
Refugio	1,515,000	1.03	41	1.84	50,000	1,975,200	89,500
Plaza de Gallos	1,575,000	1.21	38	1.96	61,200	1,900,800	99,200
Adventurero	1,267,000	3.46	128	6.02	141,100	5,208,100	245,300
JM	1,069,000	1.12	42	1.97	38,500	1,458,400	67,600
Resurreccion	300,000	0.73	29	1.31	7,000	280,700	12,700
Las Animas	609,000	1.25	32	1.90	24,600	627,500	37,100
Guaymas	104,000	2.11	44	2.99	7,100	145,900	10,000
Maria	56,000	1.73	25	2.24	3,100	45,700	4,000
Rosario del Oro	378,000	1.65	51	2.67	20,000	618,600	32,400
San Juan	554,000	2.42	178	5.97	43,000	3,160,500	106,200

Total Indicated Resources	14,019,000	1.46	51	2.48	659,400	23,005,400	1,119,600

Total Measured and	21,690,000	1.44	57	2.58	1,003,800	39,650,000	1,796,800
Indicated Resources

* Equivalent Au is based on a ratio of 50:1 silver:gold Note: Numbers may not match due to rounding.

        Inferred Resources were estimated for six deposits that appeared to have good depth potential based on the present drilling information and the presence of underground workings below the lower limit of the drilling. The strike length and a depth extension were estimated for each deposit and an average width was calculated from the present Measured and Indicated Resource blocks. An assumption was made that 50% of the estimated tonnage would be mineralized with the average grade of each deposit.

        Because the Aventurero and San Juan-Balvanera deposits are assumed to be underground targets, underground criteria were used to calculate the composites used for Inferred Resources. An Eq. Au cutoff of 4.0 g/t was required over a minimum core length of 3 metres (two samples). Generally, only one sample (1.5 metres) of internal waste was allowed. Part of the mini-bulk sample results from the 1999 underground test mining program were used to further refine the San Juan-Balvanera average grade determination. The use of this higher cutoff resulted in slightly higher grades for both the Indicated and Inferred Resources. The following table summarizes the Inferred Resources.

						Grade			Contained Ounces
Deposit Area	Strike (m)	Width (m)	Depth (m)	Mineralized	Tonnes	Au (g/t)	Ag (g/t)	Eq. Au (g/t)*	Au	Ag	Eq. Au*

Plaza de	1,300	20.0	100	50%	3,250,000	1.29	53	2.35	34,800	5,538,600	245,600
Gallos &
Refugio

Picacho	650	20.0	100	50%	1,620,000	1.25	57	2.39	65,300	2,978,300	124,900

San Juan &	700	3.2	100	50%	280,000	7.01	500	17.01	63,100	4,501,600	153,100
Balvanera

Aventurero	500	4.4	100	50%	280,000	4.4	265	9.7	38,900	2,343,200	85,800

Brenda	400	15.0	50	50%	370,000	1.21	56	2.33	14,500	677,900	28,100

Total	0000	00.0	0000	00%	5,800,000	1.7	86	3.42	316,600	16,039,600	637,500

* Equivalent Au is based on a ration of 50:1 silver:gold Note: Numbers may not match due to rounding.

        The following two tables show that portion of the resources contained the Ocampo Northeast Project area and that portion of the resources contained in that portion of the project subject to the Bolnisi Earn-In Agrement, respectively.

Northeast Ocampo Project Resources
Gold		Silver

Measured & Indicated	316,100 oz	Measured & Indicated	13,336,000 oz
Inferred	117,100 oz	Inferred	7,553,000 oz

Earn-In Area Portion of Resources
Gold		Silver

Measured & Indicated	687,300 oz	Measured & Indicated	26,314,000 oz
Inferred	199,900 oz	Inferred	8,487,000 oz

Data Collaboration

Data collaboration work has been performed by WGM, PAH and Computer Aided Geosciences (“CAG”) of Lismore, Australia at various times during the course of project work. At all time these third party consultants reported that the Corporation’s logging, sampling and storage procedures for core and RC chips were done in a professional manner and are in accordance with standard industry practice. The project database was found to be well organized. Both PAH and WGM undertook collaborative check assays of drill cuttings and core finding the results to be with in acceptable analytical variation. WGM examined the Corporation’s twinning of the RC drilling with the core drilling and found “that there is no appreciable difference between the two drilling methods and that either method is suitable to determine the grade of the deposit.”

Complete and full copies of both the PAH Report and WGM Report are available on the web at www.sedar.com .

2003 Resource Estimate

A cross sectional resource estimate was prepared by the Corporation using standard estimation techniques and audited by Pincock, Allen & Holt in June of 2003. This work utilized data generated prior to May 2003. The report entitled, “Ocampo Gold-Silver Project, Northeast Area Resource Update, Chihuahua, Mexico, Technical Report” “, is available on the web at www.sedar.com. The following tabulates the results of this work and supersedes all previous recourse estimates for the Northeast Ocampo Project Area.

Summary Measured and Indicated Resources

Measured Resources	Au g/t	Ag g/t	eAu g/t	Tonnes	Au oz	Ag oz	eAu oz

Aventurero	10.88	344	16.2	209,000	73,100	2,312,000	109,000

Rosario	5.01	429	11.6	231,000	37,200	3,189,000	86,000

San Juan	9.33	853	22.5	7,000	2,100	192,000	5,000

Total Northeast Underground Measured	7.82	396	13.9	447,000	112,400	5,693,000	200,000

Brenda Surface Measured	1.37	103	3.0	190,000	8,400	631,000	21,000

Total Northeast Ocampo Project Measured	5.90	309	10.6	637,000	120,800	6,324,000	221,000

Indicated Resources	Au g/t	Ag g/t	eAu g/t	Tonnes	Au oz	Ag oz	eAu oz

Aventurero	4.6	212	7.9	1,085,000	160,300	7,410,000	274,000

Las Animas	6.4	327	11.5	410,000	84,900	4,314,000	151,000

Rosario	7.2	395	13.3	912,000	211,500	11,571,000	390,000

Maria	3.8	64	4.8	360,000	44,300	739,000	56,000

San Juan	5.0	462	12.1	291,000	47,100	4,323,000	114,000

Total Northeast Underground Indicated	5.6	288	10.0	3,058,000	548,100	28,357,000	985,000

Total Northeast Surface Indicated	1.3	51	2.1	2,187,000	92,500	3,558,000	147,000

Total Northeast Ocampo Project Indicated	3.8	189	6.7	5,245,000	640,600	31,915,000	1,132,000

Total Measured and Indicated	4.0	202	7.1	5,882,000	761,400	38,239,000	1,353,000

Inferred Resources

Underground	Au g/t	Ag g/t	eAu g/t	Tonnes	Au oz	Ag oz	eAu oz

Aventurero	7.4	258	11.4	1,216,000	289,100	10,090,000	444,000

Las Animas	6.6	288	11.0	449,000	94,600	4,150,000	158,000

Rosario	5.8	307	10.5	2,034,000	378,300	20,106,000	688,000

Maria	3.9	69	5.0	242,000	30,400	539,000	39,000

San Juan	5.0	450	11.9	577,000	91,900	8,341,000	220,000

Total Underground Inferred	6.1	298	10.7	4,518,000	884,300	43,226,000	1,549,000

San Juan Surface	0.9	47	1.6	588,000	17,139	888,175	31,000

Brenda Surface	1.2	56	2.1	370,000	14,395	677,900	25,000

Maria Surface	1.1	34	1.6	150,000	8,199	106,109	10,000

Total Surface Inferred	1.1	47	1.8	1,108,000	39,734	1,672,185	66,000

Total Inferred	5.1	248	8.9	5,626,000	924,034	44,898,185	1,615,000

Check Assay Program

In addition to the collaborative assay work performed by WGM the Corporation conducts a check assaying program during the course of every drilling campaign. Work to date shows good reproducibility of gold and silver values with no systematic laboratory or sampling errors being identified. To date the contractor for all primary assay work has been Chemex Labs of Vancouver, B.C.

Geotechnical Studies

In March of 2001 Seegmiller International of Salt Lake City, Utah, completed a report entitled “Preliminary Evaluation, Open Pit Slope Stability, Picacho, Plaza de Gallos & Refugio Pits, Ocampo Project, Chihuahua, Mexico. This report concluded that the rock mass strength in the areas examined were relatively high, geologic discontinuities are favorable and groundwater pressurization conditions were low or absent. On the basis of this work Seegmiller International recommended the use of 55º to 60º pit slopes for preliminary open pit engineering and planning purposes. Additional test work was recommended prior to finalization of mine plans.

Process Design Work

In March 2001, Kappes, Cassiday & Associates completed a report entitled “Heap Leach Pad & Ponds Preliminary Design and Cost Estimate”. This study was undertaken to locate a suitable pad , pond and metallurgical plant site, develop a phased construction design plan and estimate the costs of construction. Several suitable sites were located with an overall heap leach pad capacity in excess of 21,000,000 tonnes of ore. While the focus was on a heap leach processing method the sites pad sites would be suitable for tailings disposal also. The first phase site was estimated to hold 7,000,000 tonnes or ore with construction costs for pad and solutions ponds estimated at US$1.9 million dollars

Economic Assessment and Engineering Study by Pincock, Allen & Holt

In March of 2002, the Corporation commissioned a preliminary economic assessment and engineering study by Pincock, Allen & Holt (herein referred to as “PAH”) of Lakewood, Colorado (herein referred to as the “PAH Report”). The study was conducted at a scoping study level of costing estimation accuracy. The study outlines the economics for a combined open pit and underground mine, with a heap leach metallurgical plant, at Ocampo and was based on the extensive project database, the resource study audited by PAH and metallurgical work and engineering process design work completed by KCA. This was issued April 8, 2002 and is available in its entirety at www.sedar.com .

Two cases were analyzed during the study. The Base Case focused on measured and indicated resources with minimal reliance on inferred resources, and produced a 6-year mine life. The second case (referred to as the projected case) allowed more extensive development of the inferred resources, with an operating life of 12 years and a heavier reliance on underground production.

The following two tables summarize the results of this study.

Pincock Allen & Holt Ocampo Gold-Silver Project Preliminary Assessment

Project Summary

Description	Units	Base Case	Projected Case[1]

Life	years	5.5	8.5
Ore Tonnes	dmt	6,530,000	10,645,000
Au Grade	g/t	1.81	1.81
Ag Grade	g/t	87	87
Waste and LG	dmt	28,267,000	46,055,000

Underground Data
Life	years	5.5	11.5
Ore Tonnes	dmt	655,000	2,305,000
Au g/t	g/t	7.35	7.35
Ag g/t	g/t	414	414
Waste and LG	dmt	68,000	253,000

Processing & Heaps
Max Throughput	tpd	4,600	4,600
Gold Recovery	%Au	88	88
Silver Recovery	%Ag	73	73

Operating Costs
Open Pit Mining (ore)	$/t	0.95	0.95
Underground Mining	$/t	18.3	18.3
Processing	$/t	5.5	5.5
G&A and Closure	$/t	1.2	1.2

Mine Life Capital[2]
Open Pit		$9,340,000	11,930,000
Underground		$1,150,000	7,150,000
Process & Pads		$9,500,000	10,700,000
Other		$3,700,000	6,200,000
Contingency		$3,374,000	3,374,000

TOTAL CAPITAL		$27,064,000	39,354,000

Metal Production
Total Gold Production	tr.ozs	468,800	1,019,700
Total Silver Production	tr.ozs	19,919,000	44,860,000
Avg. Annual Gold Production	tr.ozs	85,200	120,000
Avg. Annual Silver Production	tr.ozs	3,621,600	5,277,600

Production Costs
Eq. Gold Production[3]	$/tr.oz	127.72	117.28
Eq. Silver Production[3]	$/tr.oz	1.96	1.8

1 - Case includes base case plus 6 years additional production.
2 - Excludes working capital
3 - Equivalency ratios - 65.2 silver to gold (price only basis)
4 - All U.S. Dollars

Ocampo Gold-Silver Project Preliminary Assessment
Extrapolated Case Comparison to Base Case - Analysis and Sensitivity
1.41 million tonnes per year processing rate

Gold Price	Silver Price	Measure	Units	Base Case	Projected Case[1]

300$/oz	4.6$/oz	Pretax DCF ROR	%	88	91
		NPV @ 0%	$000s	101,316	266,747
		NPV @ 5%	$000s	76,332	176,242
		NPV @ 10%	$000s	58,141	120,222
		NPV @ 15%	$000s	44,682	84,249
		Payback	Years	1.6	1.6

1   Case includes base case plus 6 years additional production.

The PAH report indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver to the resource base with further exploration and development.

Northeast Ocampo Scoping Study, Chihuahua, Mexico, 500,000 Tonne Per Year CCD Mill
June 2003 by Kappes Cassiday & Associates

In May of 2003, the Corporation commissioned a preliminary economic assessment and engineering study by Kappes Cassidy & Associates of Reno, Nevada. The study was conducted at a scoping study level of costing estimation accuracy. The study outlines the economics for an underground mine, with a conventional CCD metallurgical plant, at Ocampo and was based on the extensive project database, the 2003 Northeast Ocampo resource study audited by PAH and metallurgical work and engineering process design work completed by KCA. This was issued June 2003 and is available in its entirety at www.sedar.com.

The study indicates an Internal Rate of Return (IRR) of 247% at a gold price of $US 325/oz. and a silver price of $US 4.60/oz., and a mine payback of just 5 months, for the currently defined measured and indicated underground resource of 660,500 oz./gold and 34-million oz./silver at the project. Annual production is indicated at 92,400 ounces of gold and 4,615,000 ounces of silver over a seven-year mine life. The cash cost of production is $US 84.93 per gold -equivalent ounce, based on 70.65 grams of silver equaling 1 gram of gold.

The Preliminary Economic Scoping Study also outlines the economic estimates for a 16-year mine life at the project. This combines the currently developed inferred resource of 884,300 oz./gold and 43.2-million ounce/silver with the above-cited currently developed measured and indicated resource. At a gold price of $US 325/oz., and a silver price of $US 4.60, the 16-year mine life scenario indicates an IRR of 252% with a mine payback of 4.9 months. Annual production is indicated at 94,600 oz. gold and 4.6-million oz. silver. The cash cost of production is $US 83.67 per gold-equivalent ounce.

The results of this work are summarized in the following tables.

Capital Cost Estimate

Crushing & Ore Reclamation	953,879
Grinding	3,998,686
Thickening & Leaching	870,809
CCD Wash	696,537
Tailings Disposal	1,634,785
Precious Metals Recovery Plant	1,342,340
Reagents	150,177
Process Solution & Water Distribution	201,041
Infrastructure	674,268
Shipping	585,600
SUBTOTAL DIRECT FIELD COSTS	11,108,121
Indirect Field Costs	654,422
EPCM	941,003

Working Capital, Initial Inventory	1,230,000

TOTAL CAPITAL COSTS	13,933,547

Additional Studies	575,000

GRAND TOTAL	$14,508,547

Operating Cost Estimate

AREA Per tonne Ore	$

Labor	$ 1.38
Mining	$ 10.77
Crushing & Ore Reclamation	$ 0.26
Grinding	$ 3.89
Thickening & Leaching	$ 0.73
CCD Wash (4-stage)	$ 0.85
Metal Recovery	$ 1.50
Tailings Disposal	$ 0.10
Reagents	$ 1.61
Process Solution & Water Distribution	$ 0.09
Laboratory	$ 0.17
Reclamation & Closure	$ 0.29
Service & Support	$ 0.69
G & A	$ 1.57
Refining	$ 2.30

Total Operating Costs	$ 26.21

Design Parameters

Parameters	Case 1 (7 yr. Mine life)	Case 2 (16 yr. Mine life)

Mine Type	Underground	Underground

Mine Life	7 years	16 years
Plant Throughput	1400 t/d	1400 t/d
Gold Grade	5.86 g/t	6.00 g/t
Silver Grade	302 g/t	300 g/t
Gold Recovery	96	96
Silver Recovery	93	93
Initial Capital Cost	$ 14,509,000	$ 14,509,000
Mining and Processing Costs(1)	26.21/t	26.21/t
Price of Gold	$ 325	$ 325
Price of Silver	$ 4.6	$ 4.6

Pro forma Cash Flows

	Case 1 (7 yr. Mine life)	Case 2 (16 yr. Mine life)

Annual Gold Production	92,400 oz	94,600oz.
Annual Silver Production	4,615,000 oz.	4,630,000 oz.
Cash Cost/Oz eAu (1)	$ 84.93	$ 83.67
Cash Cost/Oz eAg	$ 1.20	$ 1.18
Total Production Cost/Oz eAu	$ 111.86	$ 102.49
Total Production Cost/Oz eAg	$ 1.58	$ 1.45
Payback	4.9 Months	4.9 Months
Pre Tax Net Annual Cash Flow	$ 35,814,000	$ 36,594,000
Internal Rate of Return (IRR)	247	252
NPV at 0% Discount Rate	$222.0 M	$559.4 M
NPV at 10% Discount Rate	$138.7 M	$244.8 M

(1) Cash cost does not include capitalized annual underground development costs, but these are included as costs when calculating the Net Annual Cash Flow.

2.  Santa Maria and La Cuesta Claims

        The Corporation has a 100% interest and a 90% interest, respectively, in two mineral claims, referred to herein as the La Cuesta Claim and the Santa Maria Claim located in the municipality of Chinipas in the State of Chihuahua, Mexico. The La Cuesta Claim, and the Santa Maria Claim cover an area of 150 hectares (approximately 370.5 acres) and 40 hectares (approximately 98.8 acres), respectively. Pursuant to the terms of the agreement by which these Mexican properties were acquired, the vendor received 1,500,000 common shares of the Corporation. The purchase agreement contained certain escrow requirements for the vendor and certain expenditure requirements by the Corporation, all of which have been waived.

Location and Access

        The Santa Maria and La Cuesta Claims are located in the southwestern part of the State of Chihuahua, Mexico. The project areas are accessible via paved roads to the town of Alamos, Mexico. From this town, a single-lane dirt road passes through the Sierra Madre Mountains to the Santa Maria Property, a distance of approximately 100 kilometres. The Santa Maria showing is located in a deep river valley, accessible by a narrow path 500 metres beyond the road. The La Cuesta Claim is located ten kilometres north of the town of Guadelupe Victoria and approximately fifteen kilometres east of the Santa Maria Claim and is only accessible by horse.

Geology

        The geologic setting for the Santa Maria and La Cuesta claims is much the same as Ocampo. Fissure and stockwork style quartz veins are the most common and economically significant types of mineral deposit in this area. The LVG is host to gold and silver mineralization in the project area.

Current Exploration Results

        The quartz stockwork hosted gold and silver mineralization at the Santa Maria Claim is well exposed in the Main Zone area. Intervals of more than five metres have returned ore grade values of both gold and silver. Additional mineralization exposed along the extension of the Main Zone at the Amethyst and Scorpion zones has returned high gold and silver values in addition to significant base metal mineralization. The presence of similar mineralization for over 300 metres east and west of the Main Zone suggests excellent potential for the development of a larger strike length. The extent of the currently outlined mineralization is generally a result of the confining nature of the deep river valley and the limited regional focus. For this reason, the true width of the Main Zone cannot be determined.

        The Santa Maria property offers potential for the development of significant amounts of high grade gold and silver mineralization. The presence of lead and zinc mineralization suggests the possibility of a base metal zones. Further work is necessary in order to investigate the continuity of the outlined zones. Good potential exists to extend the strike length of the currently outlined zone to over one kilometre. Detailed mapping of the area is required in order to determine the relationship of all outlined zones. Diamond drilling of the Main Zone mineralization to test the down dip extension of the zone is also proposed. Significant potential also exists to increase the strike and dip extent of the high-grade intercepts at the Main Zone with a limited number of drill holes.

        While the zone tested during the Corporation’s initial visits to the La Cuesta property was limited to old workings and steep cliffs, the gold and silver values returned from mineralized host volcanics suggest the potential for the development of a larger mineralized zone. Significant alteration was noted in the area, including a zone approximately one kilometre from the old workings. This zone was not investigated during this visit; however, gold and silver have been reported at this location.

        Additional fieldwork is recommended on the La Cuesta property in order to fully evaluate the extent of the high grade gold and silver values. Further work should concentrate on a systematic evaluation of the area including the alteration zone noted one kilometre away. The flat lying nature of the vein and the steep slopes suggest that mapping along the contour slope may be the most effective way of assessing the claims. Favourable results would warrant diamond drilling to test continuity of the zone within the mountain.

        No substantive work is planned on the Santa Maria and La Cuesta properties as at the date of this report as the Corporation has placed primary emphasis on the development of its Ocampo Project. See “1. “Ocampo Project”.

2.  Investment in Mexgold Resources Inc.

In December 2002, the Corporation made a strategic investment of 26.7% of the issued and outstanding shares of Mexgold Resources Inc, a junior mining company listed on the TSX Venture Exchange. Mexgold is a mineral exploration company engaged in locating, acquiring and exploring for gold and base metals.

Mexgold holds a 100% ownership of five mining titles encompassing the Guadalupe y Calvo gold/silver property. The Guadalupe y Calvo gold/silver project is located in Sierra Madres in the state of Chihuahua, Mexico, approximetly 300 Kilometres southwest of the city of Chihuahua and 200 Kilometers west of the city of Hidalgo de Parral

These mining titles comprise 439.24 hectares, containing a number of known structures, such as the Rosario fault complex, the Nankin, the Concordia, and the El Sol, all of which have hosted considerable past production. Since 1835, gold and silver has been an abundant source of income especially from the Zorrilla and Pertenencia areas. From current data and previous work, we have been able to estimate an inferred resource of 1.7 million ounces gold-equivalent at a 65:1 silver to gold ratio, as reported by Pincock, Allen and Holt (PAH), in a November 2002 report. PAH also estimates the tonnage and grade of this inferred resource at 11,800,000 tonnes containing 1,077,000 ounces of gold and 45,600,000 ounces of silver. Average grade from recent and historic work is 2.8 g/t gold and 120g/t silver

The Company is planning an initial drilling program that will evaluate the Guadalupe y Calvo gold/silver project. The major focus will be the Rosario and Nankin Structures. Mexgold will initially drill 20 holes using a combination of core and reverse circulation drilling methods, at an estimated cost of $263,500. The second phase of the program will consist of another 20 holes estimated to cost $291,500, and is contingent on the successful completion of the initial program.

Risks and Uncertainties

An investment in the securities of the Corporation is speculative and involves numerous and significant risks and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

1.  No History of Profitability

        The Corporation is a development stage company with no history of profitability. There can be no assurance that the operations of the Corporation will be profitable in the future. The Corporation has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Corporation may become unable to acquire and retain its mineral concessions and carry out its business plan.

2.  Exploration Stage Corporation

        The Corporation is engaged in the business of acquiring and exploring mineral properties in the hope of locating economic deposits of minerals. The property interests of the Corporation are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Corporation will realize any profits in the short to medium term. Any profitability in the future from the business of the Corporation will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors. Further, there can be no assurance, even if an economic deposit of minerals is located, that any of the Corporation’s property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time of which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Corporation’s properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

3.  Foreign Operations

        A significant part of the Corporation’s property interests are located in the State of Chihuahua, Mexico, and are subject to that jurisdiction’s laws and regulations. The Corporation believes the present attitude of Mexico and the State of Chihuahua to foreign investment and mining to be favourable but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

4.  Government Regulations

        The Corporation’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Corporation to carry out its mining activities, the Corporation’s exploration licences must be kept current. There is no guarantee that the Corporation’s exploration licences will be extended or that new exploration licences will be granted. In addition, such exploration licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to comply with any such conditions.

5.  Market Fluctuation and Commercial Quantities

        The market for minerals is influenced by many factors beyond the control of the Corporation such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing corporations, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Corporation’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors which may affect commercial viability so that any adverse combination of such factors may result in the Corporation not receiving an adequate return on invested capital.

6.  Mining Risks and Insurance

        The Corporation is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Corporation may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

7.  Environmental Protection

        The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety which may adversely affect the Corporation or require it to expend significant funds.

8.  Capital Investment

        The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. A summary of the Corporation’s financial commitments under the Corporation’s option and joint venture agreements is provided in the following table. Also refer to “Description of the Corporation’s Exploration Projects – 1. Ocampo Project”.

26

Agreement	Consideration	Terms

Minera Fuerte Joint Venture Agreement	U.S.$211,526	Upon sale of Ocampo Project to a third party.

Compania Minera Brenda S.A. de C.V	$2,000,000	8% of net profits attributable to related
mining claims or upon sale of the related
	$250,000	property
Upon a minimum proven reserve amount

Soyopa Joint Venture Agreement	U.S. $3,500,000	On or before November 23, 2006.
	U.S. $3,500,000	On or before November 23, 2007.
	U.S. $1,000,000	Upon sale of Ocampo Project to a third party.

9.  Conflicts of Interest

        Certain of the directors of the Corporation also serve as directors of other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Corporation will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

10.  Dependence on Key Personnel

        The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Corporation considers Messrs. Bradley H. Langille and Fred George to be key employees and maintains life insurance in the amount of $1,000,000 on the lives of each of these officers. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation’s business, and through equity participation.

11.  Lack of Active Market

        There can be no assurance that an active market for the common shares of the Corporation will continue and any increased demand to buy or sell the common shares of the Corporation can create volatility in price and volume.

12.  Currency

        The Corporation carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico. Such fluctuations may materially affect the Corporation’s financial position and results.

13.  Dividends

        To date, the Corporation has paid no dividends on its Common Shares and does not intend to pay dividends on its Common Shares in the foreseeable future. See “Item 4: Selected Consolidated Financial Information – Dividend Record and Policy”.

14.  Competition

        The mining industry in Canada is subject to government controls and regulations which may vary from time to time. The industry is highly competitive in all phases. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The Corporation’s ability to acquire properties and potential reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral

exploration.     The Corporation will also be required to compete in the future directly with other companies that may have greater resources.

ITEM 4:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

1.  Twelve Months Ended July 31, 2003, 2002 and 2001 – Consolidated Balance Sheet Data

	2003 ($)	2002 ($)	2001 ($)

Working Capital	727,517	6,573,133	1,018,392
Current Assets	2,034,756	6,741,921	1,201,298
Capital Assets	542,115	25,919	29,577
Mineral Properties and Related
Deferred Costs	54,833,669	48,785,981	33,135,821 (1)
Current Liabilities	1,307,239	168,788	182,906
Shareholders' Equity	37,303,301	32,939,922	23,631,790
Deficit	(6,636,465)	(6,101,694)	(3,894,033)

Notes:
(1) This amount has been restated as a result of a restatement of the financial statements of Gammon Lake Mexico for the twelve months ended July 31, 2001 following a determination that certain capitalized costs with respect to mineral properties and related deferred costs were not eligible to be deducted against future taxable income under Mexican law.

2.  Twelve Months Ended July 31, 2003, 2002 and 2001 - Consolidated Statement of Loss and Deficit Data

	2003 ($)	2002 ($)	2001 ($)

Interest Income	106,143	23,039	108,703
Management Fees	360,000	120,000	--
Expenses	4,006,440	2,433,700	1,669,255
Foreign Exchange Gains	3,005,526	83,000	--
Losses	(534,771)	2,207,661	1,560,552
Write-off of Abandoned Mineral Properties and
Related Deferred Costs	--	--	150,784
Net Loss	(534,771)	(2,207,661)	(1,711,336)
Net Loss (per share)	(0.02)	(0.09)	(0.12)
Net Loss (per share, fully diluted)(1)	(0.02)	(0.09)	(0.12)

Quarterly Information (2)

	Three Months Ended October 31, 2003 / 2002	Three Months Ended January 31, 2003 / 2002	Three Months Ended April 30, 2003 / 2002	Three Months Ended July 31, 2003 / 2002

Interest Income	$47,470 / $19,077	$17,060 / $379	$25,312 / $81	$16,301 / $3,502

Net Earnings (Loss)	$(126,540)/	$818,904/	$(293,043) / $(276,632)	$(934,092)/
		$(416,441)	$(344,645)	$(1,169,943)

Net Earnings (Loss)
(per share)	$(0.004) / $(0.02)	$0.024 / $(0.01)	$(0.008) / $(0.01)	$(0.032) / $(0.049)

Net Loss (per share,
fully diluted)(1)	$(0.004) / $(0.02)	$0.022 / $(0.01)	$(0.008) / $(0.01)	$(0.03) / $(0.049)

Notes:
(1)    Net loss per share on a fully-diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive except for the three month period ended January 31, 2003.
(2) Quarterly information for the three months ended October 31, 2003 and 2002, January 31, 2003 and 2002, and April 30, 2003 and 2002 was obtained from the Corporation's unaudited quarterly financial statements for these periods.

Dividend Record and Policy

        The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

ITEM 5:  MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

This document should be read in conjunction with the consolidated financial statements of the Company for the year ended July 31, 2003 and 2002 including all accompanying notes to the financial statements. The following discussion and analysis provides a summary of selected consolidated financial information for the year ended July 31, 2003 and 2002, and includes financial information relating to the Company, as well as its direct and indirect wholly-owned subsidiaries. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 15 to the Consolidated Financial Statements.

The Company has ongoing advanced stage exploration and development at its Ocampo project. As a result, the Company has no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital, as well as a monthly payment for a definite term pursuant to an earn-in agreement with Bolnisi Gold NL. Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company is can be found in its Annual Information Form.

Description of the Business

Gammon Lake Resources Inc. is a mineral resource company engaged in the acquisition and development of mineral properties in Mexico. The Company’s resources are currently focused on the development of its Ocampo Gold and Silver Project in Chihuahua State, Mexico. The property is divided into two sections; a development project with Australian partner, Bolnisi Gold NL (Bolnisi), and the 100% owned Northeast portion of the Ocampo district. Under an earn-in agreement with the Company, Bolnisi is responsible for all expenditures associated with putting the open pit mine into production; therefore, the Company has been concentrating its financial resources on the Northeast Ocampo district. During the year, the Company also acquired a 26.7% stake in Mexgold Resources Inc. (Mexgold), a public junior natural resource company, listed on the TSX Venture exchange (TSXV:MGR). Mexgold holds a 100% interest in a single Mexican gold and silver mineral exploration property known as the “Guadalupe Gold-Silver Project” The Company is traded on the Toronto Stock Exchange under the symbol “GAM”. Subsequent to year-end, the Company listed on the American Stock Exchange under the symbol “GRS”.

Results of Operations

Operations

During the year, the company posted a net loss of $534,771 compared to the previous year’s net loss of $2,207,661 with loss per share of $0.02 compared to a loss per share in the prior year of $0.09.

Interest revenue increased by $83,104 due to the interest earned on the investment of the proceeds of a common stock issue of $6.5 million completed in May 2002. The Company received 12 months of management fees ($360,000) in the current year pursuant to a joint venture agreement with Bolnisi Gold NL. The agreement was not signed until March of last year therefore only four months of fees were realized in the prior year ($120,000).

The Company has recorded an unrealized foreign exchange gain of $3,005,526 in this fiscal year due to the favorable fluctuation of the Canadian dollar against the Mexican peso and the US dollar. The Company has a long-term debt instrument denominated US dollars. In addition, the assets and liabilities of an integrated wholly owned subsidiary are denominated in Mexican Pesos. The Company will continue to experience these fluctuations due to the exposure created by its international corporate structure and long-term debt. To minimize the exposure to foreign currency fluctuations, the company holds all surplus funds in Canadian dollars.

General and administrative and professional fees have increased in 2003 by $1.15 million due to an increased marketing and communications program. As the company draws closer to production, it has embarked on this program to highlight the exceptional results it has received from its drilling programs both in the Bolnisi-Gammon development project and the 100% owned Northeast portion of the Ocampo district. This effort will continue at this level over the next year as part of a focus to increase shareholder value through market exposure and continued project success.

Wages and benefits have increased by $116,858 due to additional staffing in the management and finance departments. Amortization expense has increased significantly due to the purchase of mining equipment during the year. The equipment purchased is utilized as part of the project to construct underground ramps, tunnels and drilling stations on the Company’s 100% owned Ocampo project.

Exploration and Development

Bolnisi-Gammon development project

The Bolnisi-Gammon development project has moved forward to the mine development and construction stage. Bolnisi has informed the Company that, while the final feasibility studies are still being reviewed and optimized, a sufficient level of confidence has been reached to allow Bolnisi to complete an indicative financial model of the project which justifies a decision to proceed to meet all earn-in terms, and that Bolnisi is now accordingly commencing negotiations for debt financing to construct the project’s open pit mine. An agreement has been signed with Bolnisi’s Mexican subsidiary, Recursos Mineros S.A. de C.V.(Recursos) to allow Recursos the right to explore and exploit certain mining concessions in Ocampo including the construction of a plant and mine infrastructure.

As all drilling and capital costs to put the mine into production are covered by Bolnisi during this earn-in period, no expenditures on this part of the property have been capitalized to the mineral properties. Bolnisi has also reported that the average gold and silver grades of the master metallurgical testwork composite samples and the Ocampo deposits within the Earn-In Area at the Ocampo project area are approximately 2.6 g/t gold and 90 g/t silver. The weighted average recoveries for gold and silver at the Ocampo area under development is reported as 96.6% and 95.4%, respectively, for flotation/cyanide leaching. The results have exceeded the Company’s expectations and should very favorably impact final feasibility.

Under the earn-in agreement entered into by Bolnisi with the Company in March 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at a rate of not less than 1,250,000 tonnes per year of ore processed to earn its sixty percent (60%) interest. This must be achieved by September 2003, or Bolnisi will be subject to a $100,000 per month penalty. Bolnisi must also have the proposed joint venture open pit project in production at the above level by March 2004 or it will not earn its interest.

100% Owned Northeast Ocampo

The Company continues to focus its financial resources on the 100% owned Northeast Ocampo district with expenditures during the year of $6.2 million. The 25,000-meter drill program was recently completed along with a resource calculation audited by Pincock Allan & Holt. On a gold-equivalent basis, the newly outlined resource at the Company’s 100%-owned Northeast Ocampo Project contains about 1.35-million ounces in the measured and indicated categories and more than 1.6- million ounces in the inferred category, using a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver. In addition, the Company recently released a preliminary scoping study prepared by Kappes Cassidy which shows annual production of 92,400 oz. gold and 4.6 million oz. silver, with an IRR OF 247%, on measured and indicated resource at the Company’s 100%-owned Ocampo underground project. The Company is currently driving 2.5 kilometres of underground development of ramps and adits in the form of 4x4.5 meter tunnels. This will enable the Company to focus underground drilling on the high-grade zones in order to better define and potentially increase the size of the resource.

Recently, the Company announced a 65,000-meter drilling program and an extension of the underground ramps and tunnels from 2.5 km to 6 km. Approximately 70% of the drill program will be completed from underground drilling stations. The focus of the current program is to upgrade the current resource from inferred to measured and indicated and to proceed towards completion of a feasibility study.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position at July 31, 2003 was $727,517 compared to July 31, 2002 at $6,573,133 for a difference of $5,845,616. Subsequent to year-end, the Company completed a fully subscribed private placement financing of $17,250,000. The total offering, including the exercise of the agent’s over-allotment option consisted of 5,390,625 common shares sold at $3.20 per share. The company currently has an adequate liquidity base with which to support its general operations and exploration and development activities on the 100% owned Northeast portion of the Ocampo district as it moves into the next phase of its operations and program development.

Subsequent to year-end, the Company became listed on the American Stock Exchange as part of its strategy to offer Investors further liquidity for their shares and to facilitate access to the United States capital market.

The Company has long-term debt denominated in US dollars and some of the Company’s receivables and payables are denominated in Mexican Pesos.

The Company received $3,750,900 ($8,915,793 – 2002) from the issuance of shares due to the exercise of options and warrants during the period at an average price of $1.05 per share. During the year, the Company invested $6.19 million in its Ocampo mineral property as a result of a comprehensive 25,000-meter drilling program undertaken in the current fiscal year. Previous years mineral property expenditures during the same period totaled $613,514. The Company also acquired shares in a private company; Mexgold Resources Inc. Further details on this acquisition can be found in Note 3 of the financial statements. The company purchased mining equipment ($576,658) for the purpose of completing the development of the ramps and tunnels on the Company’s 100% owned Ocampo project. An additional $1.6 million was needed to support ongoing operational needs during the period and was less than the previous year’s operational cash requirements of $2.37 million during the same period due to the use of short-term working capital facilities in the current year.

As of July 31, 2003, the Company had 10,300,780 in-the-money options and warrants for a total value of $17,232,820 of which a total of 2,349,780 in-the-money options and warrants with a value of $2,980,670 have expiry dates in 2003 with the remaining expiring in the years 2004 to 2008.

The Company may require additional funds for working capital, unanticipated business opportunities or expenditures. The Company may also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Company’s properties and the Company requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies or through a combination of the above.

Differences between Canadian and United States Generally Accepted Accounting Principles

The differences between Canadian and United States (U.S.) GAAP are found in Note 15 of the audited consolidated financial statements.

In 2003, the net loss under Canadian GAAP was $534,000 compared to a net loss under U.S. GAAP of $12,957,968. The significant adjustments in the reconciliation are for exploration expenses, amortization of mineral rights, interest expense on long-term debt, and the corresponding effects on future income taxes and foreign exchange gain/loss.

The company considers that exploration costs have the characteristics of property, plant and equipment, and accordingly, defer such costs. Under U.S. GAAP, exploration expenses are not considered to have these characteristics and are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized. The amount of exploration costs expensed in the current year under U.S. GAAP was $6,032,000 ($1,059,799 — 2002).

Under U.S. GAAP, mineral rights are considered intangible assets with finite lives that must be amortized over the useful life of the mineral right. The Company has commenced amortizing the mineral rights effective August 1, 2002, over their useful lives of six years. The current year amortization was $6,373,596. There was a corresponding adjustment in future income tax of $1,561,531 relating to the amortization of the mineral rights.

Under Canadian GAAP, the Company’s long-term debt is recorded at the Canadian equivalent of its face value of $US 7 million. Under U.S. GAAP, interest must be imputed on the loan and the carrying value adjusted accordingly. The adjustment also reduces the mineral rights by a corresponding amount. The adjustment to net income under Canadian GAAP for the current year’s interest was $643,797 ($449,227 – 2002).

Outlook

The Company continues to be optimistic about both the Gammon-Bolnisi development and the 100% owned Northeast sector Ocampo property in Mexico. The Gammon-Bolnisi project has entered the next stage of development and Bolnisi has agreed to move forward to earning its 60% interest and to commence the construction and development of the mine.

With the completion of 2 new studies on the property and financing of $17 million available to the Company, the focus over the next year will be on the Company’s 100% owned Northeast Ocampo property. The goals for the next year through the completion of the new drilling and underground development programs is to move towards an expansion of the resource from inferred to measured/indicated, an increase in the resource calculation as well as completion of a feasibility study.

With the building of ramps and tunnels on the Northeast Ocampo property, the Company will be in a position to start extraction of the bulk samples and complete infill drilling from underground drill stations. In addition, the Company believes that developing these ramps while still in exploration will act to significantly reduce the capital required for mine development in the operating stage of the project. The Company will continue the drilling of targets throughout its 100%-owned property position and will test for additional shallow surface and underground deposits outside of the ramp development area with a focus on increasing our resource base.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. There are no known deposits of commercial minerals on any of the mineral exploration properties of the Company and any activities of the Company thereon will constitute exploratory searches for minerals. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of the projects in the near term.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s exploration programs on its mineral properties and its ability to obtain equity financing.

Forward-looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Related Party Transactions

        No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations:

1.	During the year ended July 31, 2003, the Corporation paid a total of $388,278 (2002 — $621,145; 2001-$482,831) to companies controlled by directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees;

2.	As at July 31, 2003, the Corporation had bonuses payable to directors and officers in the amount of $225,000;

3.	Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Corporation’s common shares by the persons who are primarily responsible for the management and profitable growth of the Corporation’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

ITEM 6:  MARKET FOR SECURITIES

        The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the “TSE”) since February 18, 2000, under the trading symbol “GAM”. On September 4, 2003, the Company commenced trading on the American Stock Exchange and became a registrant company of the Securities and Exchange Commission (SEC) in the United States. Its shares are traded under the symbol GRS. Between May 26, 1998 and February 17, 2000, the Common Shares of the Corporation were quoted for trading on the Canadian Dealing Network Inc. under the trading symbol “GAML”.

ITEM 7:  OFFICERS AND DIRECTORS

        The management of the Corporation consists of six (6) executive officers and seven (7) directors. The table presented below provides the names of and related information concerning each executive officer and director.

Name and Municipality of Residence	Office Held	Director Since[1]	Principal Occupation(2)	Number (%) of Shares Beneficially Owned Directly or Indirectly(3)

Bradley H. Langille(3)(4)	Chief	1998	Same as Office Held.	1,176,900 (2.5%)
Halifax, Nova Scotia	Executive
	Officer and
	Director

Fred George	President and	1998	Same as Office Held.	1,147,200 (2.4%)
Bedford, Nova Scotia	Director

Gregory K. Liller	Vice-President,	--	Same as Office Held.	Nil (0%)
Tucson, Arizona	Exploration

L. Leanne Dowe	Chief	--	Same as Office Held.	Nil (0%)
Halifax, Nova Scotia	Financial
	Officer

Dale M. Hendrick(3)(4)	Director	2000	Geological Consultant	50,000 (0.1%)
Toronto, Ontario

Alejandro Caraveo(3)(4)	Director	2002	Manager of Mining	29,950 (0.06%)
Chihuahua City, Mexico			Concessions and Director,
			Minerales de Soyopa, S.A.
			de C.V., a Mexican
			mineral exploration and
			development company;
			Managing Director of
			Service Division, Grupo
			Chihuahua, a Mexican
			storage and assembly
			plants business.

Rodolfo Nieblas	Director	2002	Chief of Staff, Office of	Nil
Mexico City, Mexico			General Director for the
			Federal Electricity
			Commission of Mexico.

Notes:

(1)	All of the directors hold office until the close of the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.
(2)	See biographical summaries below for descriptions of the occupations of the above-noted individuals within the past five years and for prior periods.
(3)	The information as to shares beneficially owned or over which control or direction is exercised not being within the knowledge of the Corporation has been furnished by the respective officers and directors individually. The percentage ownership is based on 36,453,766 issued and outstanding Common Shares as at November 8, 2002. Executive officers and directors also hold options under the Corporation's Stock Option Plan.
(4)	Member of Audit Committee.
(5)	Member of Compensation Committee.

Bradley H. Langille

        Mr. Langille is the founder of the Corporation and assembled the Corporation’s first group of mineral claims. Between 1985 and 1990, Mr. Langille was Vice-President of Metro Insurance Services Limited, a medium-sized general insurance agency operating in Halifax, Nova Scotia. Prior to 1990, Mr. Langille operated a small wholesale and distribution business in Halifax. Since 1990, Mr. Langille has been employed as an airline pilot with Air Nova, a division of Air Canada Ltd. Mr. Langille studied geology at Saint Mary’s University in Halifax and has prospected mineral properties for the past seven years. He has experience in mineral prospecting, exploration techniques, project management and negotiation of mineral acquisitions. Most notably, he has been instrumental in the exploration of disseminated gold in Nova Scotia. Mr. Langille resides in Halifax, and devotes sixty percent of his time to the operations of the Corporation.

Fred George

        Mr. George has operated several retail business operations in Atlantic Canada since 1975 and has been the President of the New Release Video Ltd., a chain of retail stores, for the past 15 years. Mr. George has significant experience in international commodity trading including, among other things, as President of Sugar Loaf Spring Ltd. (a supplier to Wal-Mart USA) from 1994 to 1996. Mr George has more than fifteen years experience as a financial and business management consultant and is fluent in three languages. Mr. George devotes his full time to the affairs and operations of the Corporation.

Gregory K. Liller

        Mr. Liller is a professional geologist with over 22 years experience in mineral exploration and mine development. He has a Bachelor of Science (Geology) degree from Western State College, Colorado. Active in Mexico since 1993, Mr. Liller served as exploration manager for a group of Canadian and Australian mining companies, including Santa Cruz Gold Inc. and Mogul Mining N.L. His major accomplishments during this period include overseeing the Lluvia de Oro gold mine, Sonora, Mexico, from initial exploration drilling through mine construction and managing the Magistral gold project from initial drilling through completion of a positive feasibility study. Mr. Liller devotes his full time to the affairs and operations of the Corporation.

L. Leanne Dowe

        Joining the company in 2003, Ms. Dowe is a Chartered Accountant with a Bachelor of Commerce degree from Saint Mary’s University in Halifax, Nova Scotia. She has over 14 years of financial management experience with a focus on strategic planning, management reporting and financial policy. Her career has included financial management positions in the public accounting, film/entertainment, and non-profit sectors in Halifax and Vancouver. Ms. Dowe is also Chief

36

Financial Officer of Gammon Lake Resources Inc., a junior mining company listed on the Toronto Stock Exchange.

Dale M. Hendrick

        Mr. Hendrick is a professional engineer educated in Geological Engineering at Ottawa University and Queen’s University. In his 45 year career, Mr. Hendrick has gained extensive experience in precious metal and base metal mineral exploration and development. He commenced his geology career in 1955 and joined Kerr Addison Mines Inc. in 1964, where he was Chief Geologist, Exploration from 1973 to 1988. In 1989, Mr. Hendrick formed Dale M. Hendrick and Associates to provide technical and financial consulting services to resource companies. Mr. Hendrick has been a member of the Canadian Institute of Mining and Metallurgy (“CIM”) since 1970, and was awarded a CIM Fellowship in 1999.

Alejandro Caraveo

        Mr. Caraveo has executive level experience in the mineral resource exploration and development industry as well as valuable relationships with government and business leaders throughout Mexico. Mr. Caraveo is fluent in both English and Spanish and has pursued studies in the United States at the University of Michigan and in the business faculty of McMurray College in Abeline, Texas. Since 1994, Mr. Caraveo has been a Manager of Mining Concessions and Director, Minerales de Soyopa, S.A. de C.V., a Mexican mineral exploration and development company (“Soyopa”). Under his management, Soyopa developed its Ocampo mining concessions and between 1994 and 2000, Mr. Caraveo directed the production of between 30-40 tonnes per day from Soyopa’s Ocampo project. Mr. Caraveo also currently serves as the Managing Director of the Service Division of Grupo Chihuahua, a Mexican storage and assembly plants business.

Rodolfo Nieblas

        Mr. Nieblas has played a strategic senior role in the industrial and business development of Mexico and Latin America for nearly three decades, where he has held significant leadership positions in several of Mexico’s government ministries, as well as key steering and advisory roles with Mexico’s public and private business and industry councils. Mr. Nieblas is currently Chief of Staff of the Office of the General Director for the Federal Electricity Commission of Mexico Prior to his appointment with the Federal Electricity Commission, Mr. Nieblas was Director of Airports and Auxiliary Services for Mexico (1998-1999) and prior thereto, he served as Senior Technical Advisor to the Secretary for Energy and Chief of Staff to the Undersecretary for Energy for Mexico. In addition, Mr. Nieblas, a trained industrial engineer and fluent in both English and Spanish, is senior advisor to the boards of directors of various public and private industrial commissions and associations in Mexico, including the Mineral Resources Council, the Mineral Development Commission, the Mexican Iron and Steel Industry Council, the Electric Research Institute, the Energy Saving Trust, and the Salt Export and Transport Boards.

        No officer or director of the Corporation has (a) within the past 10 years, served in that capacity or was a shareholder holding a sufficient number of securities of the issuer to affect materially the control of any issuer which was the subject of a cease trade order or was declared bankrupt or made a voluntary assignment in bankruptcy; (b) been subject to a penalty or sanction relating to trading in securities, promotion or management of a publicly trading issuer; or (c) within the past ten years, been declared or made a voluntary assignment in to bankruptcy.

ITEM 8:  ADDITIONAL INFORMATION

        Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s information circular for its most recent annual and special meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation’s comparative financial statements for its most recently completed financial year.

        The Corporation will provide to any person, upon request to the Secretary of the Corporation:

(a)	when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)	one copy of the Annual Information Form of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(ii)	one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, and

(iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or at any other time, one copy of any other documents referred to in (a), (i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.